USA VIDEO INTERACTIVE CORP.

September 9, 2003



03032035

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C.   20549

FILE #82-1601

Dear Sir/Madam:

> **Re:** USA Video Interactive Corp. (the *"Company"*)
> <u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.



September 9, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) wishes to advise that, further to its News Release of September 4, 2003, it has increased the private placement as announced from a total of up to an aggregate of 2,500,000 units to 3,000,000 units in the capital stock of **USA Video** to various investors at a price of $0.08 US ($0.11 Cdn.) per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the *"Warrant"*). Each one Warrant entitles the holder thereof to purchase an additional one common share at a price of $0.095 US ($0.13 Cdn.) per share, exercisable for a period of two years from the date of payment for the units. The 3,000,000 common shares to be issued as part of the units and the 3,000,000 common shares that may be issued upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. Insiders of the Company will be participating in this financing. The issuance of the private placement units is subject to regulatory acceptance.

The private placement proceeds will be utilized for the ongoing marketing of **USA Video's** Video-on-Demand™ technology, completing the development of the Company's patent pending Digital Rights Management (DRM) technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535
Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.